                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 9)

               OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"
               ------------------------------------------------
                               (Name of Issuer)

                   Common Stock, 0.005 rubles nominal value
                   ----------------------------------------
                        (Title of Class of Securities)

                                  68370R 10 9
                                  -----------
                                (CUSIP Number)

                             Halvor Mansaker, Esq.
                                  Telenor ASA
                              Universitetsgatan 2
                              N-0164 Oslo, Norway
                                 47-22-779-160
                                 -------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 3, 2000
                                ---------------
                     (Date of Event which Requires Filing
                              of this Statement)

                                   Copy to:

                           Peter S. O'Driscoll, Esq.
                               Coudert Brothers
                               60 Cannon Street
                               London EC4N  6JP
                                    England
                                44-207-248-3000

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box.[_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 68370R 10 9
         -----------------

------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS
      I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
      Telenor East Invest AS
      000-00-0000
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

      WC
------------------------------------------------------------------------------
 5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

      N/A
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION


      Norway
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF
                          10,702,600/1/
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING
                          10,702,600/1/
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH
                          -0-
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      10,702,600/1/
------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                                   [_]

      The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      30.42% of the outstanding Common Stock (25.72% of the outstanding voting capital stock)/2/
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO
------------------------------------------------------------------------------

/1/.   Represents 8,902,201 shares held directly by the Reporting Person and
1,800,399 shares underlying the American Depositary Shares held by the Reporting Person.
/2/.   For the purposes of this Amendment No. 9, these percentages have been calculated assuming the full exercise by the Reporting Person of its voting rights in respect of 1,800,399 shares underlying the American Depositary Shares held by the Reporting Person.

                                 SCHEDULE 13D

CUSIP No. 68370R 10 9
         -----------------

------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSON
      I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
      Telenor Communications AS
      000-00-0000
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

      AF
------------------------------------------------------------------------------
 5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

      N/A
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION


      Norway
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF
                          10,702,600/3/
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING
                          10,702,600/3/
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH
                          -0-
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      10,702,600/3/
------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)

      The aggregate amount reported as beneficially owned in row (11) doe not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      30.42% of the outstanding Common Stock (25.72% of the outstanding voting capital stock)/4/
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO
------------------------------------------------------------------------------

/3/. The Reporting Person disclaims beneficial ownership of all shares. /4/. See footnote 2.
     ---

                                 SCHEDULE 13D

CUSIP No. 68370R 10 9
         -----------------

------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
      Telenor ASA
      000-00-0000
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

      AF
------------------------------------------------------------------------------
 5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

            N/A
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION


      Norway
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF
                          10,702,600/5/
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING
                          10,702,600/5/
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH
                          -0-
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      10,702,600/5/
------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

      The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      30.42% of the outstanding Common Stock (25.72% of the outstanding voting capital stock)/6/
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO
------------------------------------------------------------------------------

/5/. The Reporting Person disclaims beneficial ownership of all shares. /6/. See footnote 2.
     ---

                                 SCHEDULE 13D

Item 1.   Security and Issuer
          -------------------

     The statement on Schedule 13D relating to the common stock, 0.005 rubles nominal value (the "Common Stock"), of Open Joint Stock Company "Vimpel-Communications," a Russian open joint stock company ("VimpelCom"), as previously filed by Telenor East Invest AS and Telenor AS is hereby amended and supplemented with respect to the items set forth below.

Item 2.   Identity and Background
          -----------------------

     This amendment to the statement on Schedule 13D is being filed jointly by Telenor East Invest AS, Telenor Communication AS and Telenor ASA. The agreement among the reporting persons relating to the joint filing of this amendment to the statement on Schedule 13D is Exhibit A hereto.

     TELENOR EAST INVEST AS

     (a)  Telenor East Invest AS, a corporation formed under the laws of Norway.

     (b)  Keysers Gate 13/15
          N-0130 Oslo
          Norway

     (c) Telenor East Invest AS is engaged principally in the business of investing in the telecommunications industry outside of Norway.

     (d) During the last five years, Telenor East Invest AS has not been convicted in a criminal proceeding.

     (e) During the last five years, Telenor East Invest AS was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Invest AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR EAST INVEST AS

     (a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Telenor East Invest AS. Each of the directors and executive officers of Telenor East Invest AS is a citizen of Norway. Except as otherwise indicated, the business address of each of such persons is Keysers Gate 13/15, N-0130 Oslo, Norway.

     DIRECTORS OF TELENOR EAST INVEST AS
     -----------------------------------

     Name and Business Address                Present Principal Occupation
     -------------------------                ----------------------------

     Terje Thon                               Senior Adviser

     Universitetsgatan 2                  Telenor East Invest AS
     N-0164 Oslo, Norway

     Torstein Moland                      Executive Vice President and Chief
     Universitetsgatan 2                  Financial Officer, Telenor
     N-0164 Oslo, Norway                  Communication AS

     Ole Johan Haga                       Project Manager, Telenor International
     Keysers Gate 13/15                   Center
     N-0130 Oslo
     Norway

     EXECUTIVE OFFICERS OF TELENOR EAST INVEST AS
     --------------------------------------------

     Name and Business Address            Present Principal Occupation
     -------------------------            ----------------------------

     Henrik Torgersen                     Chief Executive Officer
     Keysers Gate 13/15                   of Telenor East Invest AS
     N-0130 Oslo                          and Executive Vice President of
     Norway                               Telenor Communication AS


     (d) During the last five years, none of the above executive officers and directors of Telenor East Invest AS has been convicted in a criminal proceeding.

     (e) During the last five years, none of the above executive officers and directors of Telenor East Invest AS was a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Invest AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     TELENOR COMMUNICATION AS

     (a) Telenor Communication AS, a corporation formed under the laws of Norway (formerly known as Telenor AS).

     (b)  Universitetsgatan 2
          N-0164 Oslo
          Norway

     (c) Telenor Communication AS is engaged principally in the business of production and supply of services in the fields of telecommunications, data services and media distribution.

     (d) During the last five years, Telenor Communication AS has not been convicted in a criminal proceeding.

     (e) During the last five years, Telenor Communication AS was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor Communication AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR COMMUNICATION AS

     (a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Telenor Communication AS. Except as otherwise indicated, the business address of each of such persons is Universitetsgatan 2, N- 0164 Oslo, Norway.

DIRECTORS OF TELENOR COMMUNICATION AS
-------------------------------------

Name and Business Address           Citizenship  Present Principal Occupation
-----------------------------------------------------------------------------

Eivind Reiten                       Norway       Executive Vice President
Norsk Hydro ASA
Bygdoy Alle 2
N-0240 Oslo
Norway

Kari Broberg                        Norway       Chief Executive Officer
Hoffsveien 21/23
N-0275 Oslo
Norway

Inge K. Hansen                      Norway       Chief Financial Officer and
Den norske stats oljeselskap AS                  Executive Vice President
N-4035 Stavanger
Norway

Ashild Bendiktsen                   Norway       Chief Financial Officer
Entrepenor Bendiktsen & Aasen AS
Salangsverket
N-9350 Sjovegan
Norway

Bente Neegard Halvorsen             Norway       Head Treasurer
LO
Youngs gate 11
N-0181 Oslo

Mai Buch                            Denmark      Corporate Adviser
Competence House AS
Symbion, Frubjergvej 3
2100 Kobenhavn O
Denmark

Svein Eivind Solheim                Norway       Employee Representative
Telenor Communication AS
P.O. Box 6701, St. Olavs plass
N-0130 Oslo
Norway

Irma Tystad                         Norway       Employee Representative
Telenor Communication AS
P.O. Box 6701, St. Olavs plass
N-0130 Oslo
Norway

Harald Stavn                        Norway       Employee Representative
Telenor Communication AS
P.O. Box 6701, St. Olavs plass
N-0130 Oslo
Norway

EXECUTIVE OFFICERS OF TELENOR COMMUNICATION AS
----------------------------------------------

Name and Business Address           Citizenship  Present Principal Occupation
--------------------------------------------------------------------------------

Tormod Hermansen                    Norway       President and Chief Executive
                                                 Officer

Ole Petter Hakonsen                 Norway       Executive Vice President
                                                 Chief Technical Officer

Arve Johansen                       Norway       Senior Executive Vice President

Jon Fredrik Baksaas                 Norway       Senior Executive Vice President

Torstein Moland                     Norway       Executive Vice President and
                                                 Chief Financial Officer

Gun Bente Johansen                  Norway       Executive Vice President

Jan Edvard Thygesen                 Norway       Executive Vice President

Morten Lundal                       Norway       Executive Vice President

Stig Eide Sivertsen                 Norway       Executive Vice President

Henrik Torgersen                                  Norway             Executive Vice President

     (d) During the last five years, none of the above executive officers and directors of Telenor Communication AS has been convicted in a criminal proceeding.

     (e) During the last five years, none of the above executive officers and directors of Telenor Communication AS has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     TELENOR ASA

     (a)  Telenor ASA, a corporation formed under the laws of Norway.

     (b)  Universitetsgaten 2
          N-0164 Oslo
          Norway

     (c) Telenor ASA is engaged principally in the business of production and supply of services in the fields of telecommunications, data services and media distribution.

     (d) During the last five years, Telenor ASA has not been convicted in a criminal proceeding.

     (e) During the last five years, Telenor ASA was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor ASA was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR ASA

     (a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Telenor ASA. Except as otherwise indicated, the business address of each of such persons is Universitetsgatan 2, N- 0164 Oslo, Norway.

DIRECTORS OF TELENOR ASA
------------------------

Name and Business Address           Citizenship  Present Principal Occupation
-----------------------------------------------------------------------------

Eivind Reiten                       Norway       Executive Vice President
Norsk Hydro ASA
Bygdoy Alle 2
N-0240 Oslo
Norway

Kari Broberg                        Norway       Chief Executive Officer
Hoffsveien 21/23
N-0275 Oslo
Norway

Inge K. Hansen                      Norway       Chief Financial Officer and
Den norske stats oljeselskap AS                  Executive Vice President
N-4035 Stavanger
Norway

Ashild Bendiktsen                   Norway       Chief Financial Officer
Entrepenor Bendiktsen & Aasen AS
Salangsverket
N-9350 Sjovegan
Norway

Bente Neegard Halvorsen             Norway       Head Treasurer
LO
Youngs gate 11
N-0181 Oslo

Mai Buch                            Denmark      Corporate Adviser
Competence House AS
Symbion, Frubjergvej 3
2100 Kobenhavn O
Denmark

Svein Eivind Solheim                Norway       Employee Representative
Telenor Communication AS
P.O. Box 6701 St. Olavs plass
N-0130 Oslo
Norway

Irma Tystad                         Norway       Employee Representative
Telenor Communication AS
P.O. Box 6701 St. Olavs plass
N-0130 Oslo
Norway

Harald Stavn                        Norway       Employee Representative
Telenor Communication AS
P.O. Box 6701 St. Olavs plass
N-0130 Oslo
Norway

EXECUTIVE OFFICERS OF TELENOR ASA
---------------------------------

Name and Business Address           Citizenship  Present Principal Occupation
------------------------------------------------------------------------------

Tormod Hermansen                    Norway       Chief Executive Officer

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

     (a) and (b) Telenor ASA was incorporated on July 21, 2000, and is wholly owned by the Norwegian State. On October 3, 2000, Telenor ASA acquired from the Norwegian State all of the issued and outstanding shares of Telenor Communication AS (formerly known as Telenor AS), as a result of which Telenor Communication AS became a wholly owned subsidiary of Telenor ASA. On the same date, Telenor AS changed its name to Telenor Communication AS.

Item 7.   Material to be Filed as Exhibits
          --------------------------------

Attached hereto as Exhibit "A" is a conformed copy of the Joint Filing Agreement dated October 12, 2000 (the "Joint Filing Agreement") between and among Telenor East Invest AS, Telenor Communication AS and Telenor ASA relating to the filing of amendments to the joint statement on Schedule 13D.

Attached hereto as Exhibit "B" is a conformed copy of the Power of Attorney of Telenor in favor of Henrik Torgersen, dated June 13, 2000, authorizing Henrik Torgersen to execute on behalf of Telenor this amendment to the joint statement on Schedule 13D, and to take other necessary actions with respect thereto.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to the statement on
Schedule 13D is true, complete and correct and that such statement, as amended hereby, is true, complete and correct.


Dated: October 12, 2000                      TELENOR EAST INVEST AS

                                             By /s/ Henrik Torgersen
                                                --------------------
                                                Henrik Torgersen
                                                Attorney-in-Fact


                                             TELENOR COMMUNICATION AS

                                             By /s/ Tormod Hermansen
                                                --------------------
                                                Tormod Hermansen
                                                President and
                                                Chief Executive Officer


                                             TELENOR ASA

                                             By /s/ Tormod Hermansen
                                                --------------------
                                                Tormod Hermansen
                                                Chief Executive Officer

                               Index to Exhibits

Exhibit A      A conformed copy of the Joint Filing Agreement dated October 12,
               2000 between and among Telenor East Invest AS, Telenor
               Communication AS and Telenor ASA relating to the filing of an amendment to the joint statement on Schedule 13D.

Exhibit B      A conformed copy of the Power of Attorney of Telenor in favor of
               Henrik Torgersen, dated June 13, 2000, authorizing Henrik
               Torgersen to execute on behalf of Telenor East Invest AS this amendment to the joint statement on Schedule 13D, and to take other necessary actions with respect thereto.